Exhibit 99.1

Sky Solar Holdings Reports Third Quarter 2014 Financial Results

HONG KONG — November 25, 2014 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced its financial results for the third quarter of 2014.

Third Quarter 2014 Highlights:

•                  The Company priced its initial public offering on November 13, 2014, and completed the transaction and received net proceeds of approximately $46.1 million on November 18, 2014

•                  Electricity sales revenue of $6.9 million, up 119% year-over-year

•                  Adjusted EBITDA of $1.6 million

•                  54.5 MW of IPP assets in operation as of November 13, 2014, compared with 51.8 MW as of the end of the third quarter of 2014, 51.3 MW as of the end of second quarter 2014 and 43.3 at the end of 2013

•                  As of November 13, 2014, the Company had a 1.3 GW project pipeline, including 22.6 MW under construction, 257.1 MW shovel-ready and 1.1 GW under development

•                  As of the end of the third quarter, the Company had a 1.2 GW project pipeline, including 4.6 MW under construction, 280.3 MW of shovel-ready projects and 858.6 MW of solar parks under development

Mr. Weili Su, founder and executive chairman of Sky Solar, commented, “We are pleased to report our earnings for the first time as a NASDAQ-listed company. Our third quarter results demonstrated the effectiveness of our strategic shift from solar energy system sales to electricity sales, as our electricity sales increased 119% year-over-year, and comprised 67% of our total revenue in the third quarter of 2014.  As we grow our portfolio of solar park assets, we expect electricity sales to further dominate our revenue mix, driving both revenue growth and margin expansion.

“Looking ahead, we are focused on development in several key geographies where we see strong growth potential, including Japan and South America. We believe our strong foundation in the most promising solar power markets will drive our growth in 2015 and beyond.

“Finally, I personally want to thank everyone on our team for their hard work and dedication in our IPO. We could have not succeeded without their diligence and sacrifice.  We look forward to substantial growth and a promising future for our shareholders, employees and business partners.”

Third Quarter 2014 Financial Results

Net revenue was $10.3 million, up 26.1% from $8.2 million in the same period in 2013. The increase was due to strong growth in electricity sales, partially offset by a decline in solar energy system sales, as a result of the Company’s strategic shift from solar energy system sales to IPP electricity sales.  Revenue from electricity sales was $6.9 million, up 119.0% from $3.2 million in the same period in 2013, while revenue from solar energy system and other sales was $3.4 million, down 32.4% from $5.0 million in the same period in 2013.

The following table shows the Company’s sequential and year-over-year growth in revenue for each of the regions and periods indicated.

	Q3 2014	Sequential Growth	Q2 2014	Year-Over- Year Growth	Q3 2013
Europe	5,265	8.8%	4,837	-11.7%	5,959
Electricity Sales	4,555	2.8%	4,431	139.9%	1,898
System Sales and Other	710	74.8%	406	-82.5%	4,061
Asia	2,867	6.7%	2,687	125.9%	1,269
Electricity Sales	2,210	-17.8%	2,687	76.0%	1,256
System Sales and Other	657	—	0	4953.8%	13
North America	2,165	237.9%	642	131.4%	936
Electricity	143	—	0	—	0
System Sales and Other	2,022	215.5%	642	116.0%	936
Electricity Sales	6,908	-3.0%	7,119	119.0%	3,154
System Sales and Other	3,389	223.8%	1,047	-32.4%	5,010

Cost of sales and services was $5.4 million, compared with $7.3 million in the same period in 2013. The reduction was primarily due to the Company’s strategic shift away from its solar energy system sales business, which decreased the costs of rendering construction services, developing permits and purchasing equipment.

Gross profit was $4.9 million, up 501.5% from $0.8 million in the same period in 2013. Gross margin was 47.9%, compared with 10.0% in the same period in 2013. The improvement in gross margin was largely due to the Company’s strategic shift toward higher-margin electricity sales.

Selling expenses were $0.4 million, relatively unchanged from the same period in 2013. Selling expenses as a percentage of revenue decreased to 4.1% from 5.5% in the same period in 2013.

Administrative expenses were $4.5 million, up 10.3% from $4.1 million in the same period in 2013, primarily due to costs related to geographic expansion.

Operating income was $4.5 million, compared to an operating loss of $1.9 million in the same period in 2013.  Operating margin was 43.9%.

Financing costs were $0.4 million, down 64.4% from the same period in 2013.

Other non-operating expenses were $7.1 million, consisting of $5.0 million of exchange losses of euro-denominated loans made to subsidiaries as a result of the depreciation of the euro, $1.0 million of IPO expenses and $1.1 million in fair value fluctuation of financial liabilities.

Income tax expense was $0.6 million, compared with $0.8 million in the same period in 2013.

Net loss was $3.6 million, compared with a net loss of $2.9 million in the same period in 2013.

Basic and diluted loss per share were $0.01, compared with basic and diluted loss per share of $0.01 in the same period in 2013. Basic and diluted loss per ADS were $0.09, compared with basic and diluted loss per ADS of $0.07 in the same period in 2013.

Third quarter 2014 Adjusted EBITDA was $1.6 million. Adjusted EBITDA generated in the first nine months of 2014 was $2.4 million.

Pipeline Analysis

As of November 13, 2014, the Company owned and operated 54.5 MW of IPP assets, compared with 51.8 MW at the end of the third quarter, 51.3 MW at the end of the second quarter, and 43.3 MW at the end of 2013.

The Company also had 22.6 MW of projects under construction (as compared with 4.6 MW at the end of the third quarter), including 18.5 MW in Japan alone, representing new construction begun since the end of the third quarter. We expect 8.0 MW of these projects to be complete prior to the end of the year, with the remainder complete by the end of the first quarter of 2015. In Canada, we expect the 4.1 MW of projects under construction as of November 13, 2014 to be completed by the end of the year.

In total, the Company had 1.3 GW of projects in various stages of development, which includes the projects under construction described above as well as 257.1 MW of shovel-ready projects and more than 1 GW of projects in pipeline.

Balance Sheet and Liquidity

As of September 30, 2014, the Company had cash and cash equivalents of $33.2 million, compared with $18.7 million as of June 30, 2014.  Total short-term borrowings were $28.8 million and total long-term borrowings were $19.3 million. Other long-term liabilities increased to $32.6 million.

Initial Public Offering

On November 18, 2014, the Company closed an initial public offering of 6.4 million American depositary shares (“ADSs”), each representing eight ordinary shares, at a price to the public of $8.00 per ADS, which included the purchase of 828,750 ADSs by the underwriters upon exercise in full of their option to purchase additional ADSs.  Sky Solar estimates net proceeds from the offering to be approximately $46.1 million, after deducting underwriting discounts and commission and estimated offering expenses.  The ADSs trade on the NASDAQ Capital Markets under the symbol “SKYS.”

Use of Non-GAAP Measures

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA, a non-IFRS financial measure, below. The Company presents this non-IFRS financial measure because it is used by the Company’s management to evaluate its operating performance. The Company also believes that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, interest expenses, impairment loss, IPO expenses and charges of fair value changes of financial liabilities.

The use of the Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted

EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside the Company’s other IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Net Loss	(2,860)	(3,562)	(22,709)	(11,787)
Income tax expense	789	607	2,003	1,023
Depreciation of PPE and IPP solar parks	1,495	1,828	2,813	4,577
Amortization	30	43	90	129
Share-based payment charged into profit or loss	1,573	—	2,995	275
Interest expenses	1,084	386	2,257	1,728
Impairment loss on IPP solar parks	416	—	2,564	1,280
Impairment on the receivable provision	—	—	—	2,200
IPO expenses	1,138	1,095	1,830	1,756
Fair value changes of financial liabilities-FVTPL	—	1,186	—	1,186
Adjusted EBITDA	3,665	1,583	(8,157)	2,367

The Company does not consider historical Adjusted EBITDA to be representative of future Adjusted EBITDA, as the Company’s revenue model changed from primarily generating revenue from selling solar energy systems to primarily generating revenue from selling electricity in the fourth quarter of 2013. The Company believes that Adjusted EBITDA is an important measure for evaluating the results of its IPP business.

These measures are not intended to represent or substitute numbers as measured under IFRS. The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Conference Call

Sky Solar will hold a conference call on November 25, 2014 at 8:00 a.m. Eastern Time (9:00 p.m. Hong Kong Time) to discuss the Company’s third quarter 2014 results.

Dial-in details for the live conference call are as follows:

International:	+65-6823-2299
United States:	+1 (855) 298-3404
Hong Kong:	+852-5808-3202
Passcode:	2221921

A simultaneous live webcast will be available on the Investor Relations section of the Company’s website at www.skysolargroup.com.

A telephone replay will be available approximately two hours after the call concludes through December 2, 2014. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
United States:	+1 (866) 846-0868
Hong Kong:	800-966-697
Passcode:	2221921

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream PV segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of November 13, 2014, the Company has developed 200 solar parks with an aggregate capacity of 181.7 MW and owned and operated 54.5 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its final prospectus filed pursuant to Rule 424(b)(4). Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Company: Matthew Yeh IR@skysolarholding.com	Investor Relations: ICR, LLC Gary Dvorchak, CFA Senior Vice President China: +86 (10) 6583-7500 US: +1 (310) 954-1123 gary.dvorchak@icrinc.com

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Revenue:
Electricity generation income	6,908	3,154	18,747	5,946
Solar energy system and other sales	3,389	5,010	5,972	25,976
Total revenue	10,297	8,164	24,719	31,922
Cost of sales and services	(5,362)	(7,344)	(13,649)	(27,642)
Gross profit	4,935	820	11,070	4,280
Impairments	—	(416)	(3,480)	(2,564)
Selling expenses	(434)	(452)	(926)	(919)
Administrative expenses	(4,490)	(4,069)	(13,593)	(18,755)
Other operating income	4,504	2,217	5,947	2,352
Profit (loss) from operations	4,515	(1,900)	(982)	(15,606)
Finance costs	(386)	(1,084)	(1,728)	(2,257)
Other non-operating expenses	(7,084)	913	(8,055)	(2,842)
Loss before taxation	(2,955)	(2,071)	(10,765)	(20,705)
Income tax expense	(607)	(789)	(1,022)	(2,004)
Loss for the period	(3,562)	(2,860)	(11,787)	(22,709)
Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(2,559)	(9,259)	(2,168)	(10,263)
Total comprehensive income (expense) for the year	(6,121)	(12,119)	(13,955)	(32,972)
Profit (loss) for the year attributable to owners of the Company	(3,694)	(2,860)	(11,889)	(22,709)
(Loss) profit for the year attributable to non-controlling interests	132	—	102	—
	(3,562)	(2,860)	(11,787)	(22,709)
Total comprehensive income (expense) attributable to:
Owners of the Company	(6,224)	(12,119)	(14,026)	(32,973)
Non-controlling interests	103	—	71	1
	(6,121)	(12,119)	(13,955)	(32,972)
Loss per share — Basic	(0.01)	(0.01)	(0.04)	(0.07)
Loss per share — Diluted	(0.01)	(0.01)	(0.04)	(0.07)
Loss per ADS — Basic	(0.09)	(0.07)	(0.28)	(0.54)
Loss per ADS — Diluted	(0.09)	(0.07)	(0.28)	(0.54)

Sky Solar Holdings Ltd.

Condensed Consolidated Balance Sheets

USD In Thousands, Except Per Share Amounts

(Unaudited)

	December 31, 2013	September 30, 2014
Current assets:
Bank balances and cash	9,742	32,010
Restricted cash	2,275	1,166
Amounts due from customers for contract work	1,333	127
Amounts due from related parties	35,121	15,465
Trade and other receivables	66,707	27,474
Inventories	7,683	3,000
	122,861	79,242
Non-current assets:
IPP solar parks	119,506	147,824
Other non-current assets	8,900	11,886
	128,406	159,710
Total assets	251,267	238,952
Current liabilities:
Trade and other payables	57,684	48,396
Amount due to other related parties	21,988	1,631
Amounts due to customers for contract work	1,234	334
Tax payable	9,672	7,490
Borrowings	40,075	28,781
	130,653	86,632
Non-current liabilities:
Borrowings	16,400	19,296
Amounts due to other related parties	796	—
Other non-current liabilities	5,314	32,664
	22,510	51,960
Total liablilities	153,163	138,592
Total assets less total liabilities	98,104	100,360
Equity:
Share capital	—	—
Reserves	98,104	100,288
Equity attributable to owners of the Company	98,104	100,288
Non-controlling interests	—	72
Total equity	98,104	100,360
Total liabilities and equity	251,267	238,952